EXHIBIT 99.1

TransAlta Enters Memorandum of Understanding for Data Centre Development at Keephills Site with Potential to Scale Up to 1 GW

CALGARY, Alberta, Feb. 27, 2026 (GLOBE NEWSWIRE) -- TransAlta Corporation (TSX: TA) (NYSE: TAC) (TransAlta or the Company) is pleased to announce that it has entered into a Memorandum of Understanding (MOU) with Canada Pension Plan Investment Board (CPP Investments) and Brookfield to advance a data centre development in Alberta, for which TransAlta will be the exclusive site and power provider.

The MOU establishes a framework for phased development at the Company's Keephills site in Parkland County, including an initial long-term power purchase agreement for approximately 230 MW and the evaluation of opportunities for additional development aggregating up to 1 GW of load. All such development is subject to regulatory approvals and the parties reaching definitive binding agreements.

"The Keephills site provides a strategic platform that leverages TransAlta's large zoned land position, existing transmission, natural gas and water infrastructure, as well as on-site generation to support long-term project scale," said John Kousinioris, President and Chief Executive Office of TransAlta. "We are very pleased to be working with CPP Investments and Brookfield and to serve as the exclusive site and power provider for this project. As experienced, global infrastructure investors, CPP Investments and Brookfield have the capability to deliver projects of this size and complexity. We look forward to working together to advance digital infrastructure capacity and unlock future investment in Alberta."

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "continue" or other similar words. In particular, this news release contains forward-looking statements about the following, among other things: the MOU and its framework for phased development of the Keephills site, including the potential execution of a long-term power purchase agreement for 230MW; the evaluation of opportunities for additional phases of development; and the potential for such additional phases of development to aggregate to 1GW of load.

Forward-looking statements in this news release are intended to provide the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are subject to important risks and uncertainties and are based on certain key assumptions. All forward-looking statements reflect TransAlta's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking statements, you should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to our most recent MD&A and Annual Report, filed under TransAlta's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com